Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
TriMas Corporation:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-145815) and on Forms S-3 (No. 333-172525 and No. 333-165219) of TriMas Corporation of our reports dated February 27, 2012, with respect to the consolidated balance sheets of TriMas Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, cash flows, and shareholders’ equity for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of TriMas Corporation.

/s/ KPMG LLP
Detroit, Michigan
February 27, 2012